Teva Women’s Health to Present New Data at the 61st Annual Meeting of the American
Congress of Obstetricians and Gynecologists

- Meeting to Feature Phase II and Phase III Data for the Next-Generation
Extended-Regimen Oral Contraceptive Quartette™ (levonorgestrel/ethinyl estradiol tablets and ethinyl estradiol) Tablets -

North Wales, PA – May 6, 2013 – Teva Women’s Health, a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), today announced new data for the oral contraceptives (OC) QuartetteTM (levonorgestrel/ethinyl estradiol and ethinyl estradiol) tablets and an investigational 28-day OC regimen (150 mcg desogestrel (DSG)/20 mcg ethinyl estradiol (EE) for 21 days, followed by 7 days of 10 mcg EE) will be featured at the 61st Annual Meeting of the American Congress of Obstetricians and Gynecologists (ACOG). The meeting, held in New Orleans from May 4 – 8, 2013 features three company-sponsored posters.

Presentation details:

Quartette™

•	Bleeding Patterns with Three Ascending-Dose, Extended-Cycle Oral Contraceptives vs. Seasonale® (Poster # 3, Poster Session #1: Contraception/Family Planning: Monday, May 6, 2013 from 10:30 a.m. to 5:00 p.m. CT) Bruce Carr, MD, Dallas, TX

Results from a Phase II clinical trial comparing bleeding patterns with Seasonale® (30 mcg EE/150 mcg levonorgestrel, followed by 7 days placebo) versus three 91-day ascending EE dose combination oral contraceptive regimens, including Quartette™, a next-generation extended-regimen oral contraceptive approved by the U.S. Food and Drug Administration in April 2013, which was designed to minimize breakthrough bleeding between scheduled periods.

•	Metabolic Changes Associated with an Ascending-Dose, Extended-Regimen Combination Oral Contraceptive (Poster #9, Poster Session #2: Contraception/Family Planning: Tuesday, May 7, 2013 from 10:00 a.m. – 4:00 p.m. CT) James Simon, MD, Washington, D.C.

Data from a Phase III, multicenter, open-label, single-arm study assessed the metabolic changes associated with an extended-regimen oral contraceptive that has an increasing dose of EE.

Teva’s investigational 28-day OC

•	Ovulatory Effects of Three Oral Contraceptive Regimens: A Comparative Trial (Poster #8, Poster Session #2: Contraception/Family Planning: Tuesday, May 7, 2013 from 10:00 a.m. – 4:00 p.m. CT) Larry Seidman, DO, Philadelphia, Pa.

Data on ovulation inhibition and ovarian activity from a Phase I open-label comparative study of Teva’s investigational 28-day OC, a regimen currently in development, compared to two marketed 28-day contraceptive regimens.

“These data highlight our leadership in developing novel oral contraceptives that address women’s reproductive health needs and concerns,” said Marty Berndt, VP & General Manager, US Brand Pharmaceuticals, Teva Women’s Health. “Quartette™, the newest product in our global women’s health franchise, and the investigational 28-day oral contraceptive are two examples of our dedication to providing a variety of contraceptive and family planning options that fit women’s lifestyles.”

About Quartette™
Quartette™ is an extended regimen combination oral contraceptive indicated for the prevention of pregnancy. Each 91-day cycle consists of ethinyl estradiol 20/ levonorgestrel 150 mcg for 42 days, ethinyl estradiol 25/levonorgestrel 150 mcg for 21 days, ethinyl estradiol 30/levonorgestrel 150 mcg for 21 days, and ethinyl estradiol 10 mcg for seven days.

IMPORTANT SAFETY INFORMATION

WARNING TO WOMEN WHO SMOKE
Do not use Quartette™ if you smoke cigarettes and are over 35 years old. Smoking increases your risk of serious cardiovascular side effects from birth control pills, including death from heart attack, blood clots, or stroke. The risk increases with age and the number of cigarettes you smoke.

•	The use of hormonal birth control is associated with increased risks of several serious side effects, including blood clots, stroke, and heart attack.

•	You should not take the pill if you have blood clots, certain cancers, a history of heart attack or stroke, undiagnosed abnormal bleeding, or may be pregnant.

•	The most common side effects of Quartette™ are headaches, heavy/irregular vaginal bleeding, nausea/vomiting, acne, pain with bleeding, weight gain, mood changes, anxiety/panic attack, breast pain, and migraines.

•	The pill does not protect against HIV infection (AIDS) and other sexually transmitted infections.

•	The occurrence of fewer periods (4 per year instead of 13 per year) should be weighed against the occurrence of increased bleeding and/or spotting between periods. Unscheduled bleeding and unscheduled spotting should decrease over subsequent 91-day cycles.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Please click here to see the full prescribing information, including Boxed Warning.

About Teva’s Investigational 28-Day Oral Contraceptive
Teva’s investigational 28-day oral contraceptive (150 mcg desogestrel/20 mcg ethinyl estradiol for 21 days, followed by seven days of 10 mcg ethinyl estradiol) is a desogestrel regimen that is being evaluated as a 28-day oral contraceptive. Teva’s investigational 28-day oral contraceptive eliminates the traditional hormone-free interval (HFI), which means that there are no placebos (sugar pills) in the regimen. Instead, the regimen adds seven days of 10 mcg ethinyl estradiol during the traditional HFI.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media Contact:
Shannon Oates-Rivera
(484)318-0512
Shannon.oates-rivera@tevapharm.com